UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
     ----------------------------------------------------------------------

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934

                        Elron Electronic Industries Ltd.
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                                (Name of Issuer)

                 Ordinary Shares, par value NIS 0.003 per share
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                         (Title of Class of Securities)

                                   290160-10-0
                      -------------------------------------
                                 (CUSIP Number)

                                  July 20, 2009
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             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M848K109
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       1.  Name of Reporting Persons

           Harel Insurance Investments & Financial Services Ltd.
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       2.  Check the Appropriate Box if a Member of a Group
           (a) |X|

           (b) |_|

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       3.  SEC Use only

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       4. Place of Organization                      Israel

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Number of                5.  Sole Voting Power    0
Shares
Beneficially             6. Shared Voting Power 1,489,618 Ordinary Shares*
Owned by Each
Reporting                7. Sole Dispositive Power 0
Person With:
                         8. Shared Dispositive Power 1,492,118 Ordinary Shares*

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       9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,492,118
          Ordinary Shares*

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11. Percent of Class Represented by Amount in Row (9)5.03%**

       12. Type of Reporting Person : CO






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*See Item 4.
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** Based on 29,650,017 Ordinary Shares outstanding as of December 31, 2008, as reported by the Issuer on its Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2009.

Item 1.
(a)      Name of Issuer:
         Elron Electronic Industries Ltd. (hereinafter referred to as the "Issuer").

(b) Address of Issuer's Principal Executive Offices: 3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 67023

Item 2.
(a)-(c)  Name of Person Filing, address and citizenship:

         Harel Insurance Investments & Financial Services Ltd., an Israeli public company ("HIIFS"), with a principal business address at Harel House; 3 Aba Hillel St.; Ramat Gan 52118, Israel.

(d)      Title of Class of Securities:
         Ordinary Shares, par value NIS 0.003 per share (the "Ordinary Shares").

(e)      CUSIP Number:

         290160-10-0


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         Not Applicable.


Item 4.  Ownership


         Of the 1,492,118 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person (i) 1,434,021 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 2,500 Ordinary Shares are held by third-party client accounts managed by a wholly owned subsidiary of the Reporting Person as portfolio managers, which operates under independent management and makes investment decisions independent of the Reporting Person and has no voting power in the securities held in such client accounts, and (iii) 55,597 are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of 1,436,521 Ordinary Shares covered by this Statement.


         Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.


Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following
         [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.


Item 7. Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable.


Item 8.  Identification and Classification of Members of the Group
         Not Applicable.


Item 9.  Notice of Dissolution of Group
         Not Applicable.

Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2009



                        HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.



                        BY:/s/ Hanan Friedman
                          -------------------------------

                        Hanan Friedman, authorized signatory of HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.